Exhibit 99.1

EHang Announces Strategic Partnership and Investment with Qingdao West Coast New Area

GUANGZHOU, China, December 23, 2022 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its strategic partnership with Qingdao West Coast New Area, one of China’s national new areas in Shandong province. This partnership comes with a binding US$10,000,000 equity investment and a potential additional investment of US$10,000,000 in the future.

Through this strategic partnership, EHang plans to develop its AAV business and the urban air mobility (“UAM”) industry and market in Qingdao with the goal to make Qingdao a world-class UAM application demonstration area. Additionally, EHang intends to establish a Northeast Asia regional headquarters as well as a national firefighting business center in Qingdao West Coast New Area. Qingdao West Coast New Area will facilitate the local governments’ applications of EHang’s full range of products while providing comprehensive support to the Company’s local business operations, sales and services, production and infrastructure construction, among other things.

As part of this partnership, Qingdao West Coast New Area’s investment arm will initially invest a total of US$10,000,000 in the Company through a private placement of newly issued Class A ordinary shares of the Company. The purchase price for each Class A ordinary share is calculated based on the average of the closing sales prices of the Company’s American depositary shares (“ADS”) for the 30 trading days immediately preceding the signing of the share subscription agreement on December 21, 2022. Each ADS represents two Class A ordinary shares of the Company. The Company intends to use the proceeds for its working capital and general corporate purposes.

The private placement is expected to close in the first quarter of 2023, subject to the receipt of certain investment-related regulatory approvals and clearances in China and the satisfaction of other customary closing conditions. Pending the closing of the private placement, the investor has made available to the Company the RMB equivalent of the purchase price as interim funding at no cost, and the Company intends to use such funds for its working capital and general corporate purposes until closing. The issuance of the Class A ordinary shares will be made in reliance on, and in compliance with Regulation S under the Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

In addition, Qingdao West Coast New Area and/or certain of its affiliates have indicated an interest in subscribing for additional Class A ordinary shares of the Company for an aggregate purchase price of up to US$10,000,000, on such terms and conditions (including subscription price) as the parties shall further discuss and agree upon in the future. However, because indications of interest are not binding agreements or commitments to purchase, Qingdao West Coast New Area and/or certain of its affiliates may determine to purchase fewer securities than they indicate an interest in purchasing or not to purchase any securities at all.

“EHang is a global leader in the eVTOL sector ranging from hardware to software. Its AAV products and fleet operations are fully in line with Qingdao’s development requirements for smart, eco-friendly and highly efficient UAM solutions. We believe it will be a ‘win-win’ cooperation with our joint efforts to advance high-end industries and aviation sectors in Qingdao and to create a beneficial UAM industrial ecosystem,” said Guilong Shi, Deputy Director of the Administrative Committee of Qingdao West Coast New Area.

Xin Fang, Chief Operating Officer of EHang, commented, “This strategic investment and business partnership is a significant milestone for EHang’s long-term growth. With more funding and strong product demands in the Qingdao local market, which is estimated to reach the level of RMB100 million in two years, EHang expects to accelerate the development of Qingdao’s AAV industry through new aviation business and low-altitude economy. We believe our cooperation will propel Qingdao to be a world-class, innovative UAM application demonstration area with comprehensive AAV industrial chains and commercial operations.”

About EHang Holdings Limited

EHang Holdings Limited (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216-S Type Certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

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